Keypath Education International, Inc.
1933 North Meacham Road, Suite 310
Schaumburg, IL 60173

April 4, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn: Patrick Kuhn, Adam Phippen, Jenna Hough, and Mara Ransom

Re:	Keypath Education International, Inc. Registration Statement on Form 10-12G Filed February 26, 2024 File No. 000-56641

Dear Mr. Kuhn, Mr. Phippen, Ms. Hough, and Ms. Ransom:

On behalf of Keypath Education International, Inc. (the “Company” or “we”), I am responding to the comments contained in the letter dated March 21, 2024 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company, relating to the Company’s Registration Statement on Form 10-12G filed on February 26, 2024 (the “Form 10”). The Staff’s comments from the Letter are included below in bold type for convenience of reference, each of which is followed by the Company’s response thereto.

In addition, the Company has revised the Form 10 in response to the Staff’s comments and is concurrently with this letter publicly filing Amendment No. 1 to the Form 10, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses below correspond to page numbers in the Form 10, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10.

Registration Statement on Form 10-12G filed February 26, 2024

Item 1. Business
Our Competitive Strengths, page 1

1.	You disclose that you benefit from a 40% to 60% contribution margin throughout the life of contracts. However, on page 36, you disclose that the 40% to 60% contribution margin is reached at the maturity phase. Please revise for consistency. In addition, please disclose a GAAP gross margin range to balance your disclosure with a GAAP measure.

Response: In response to the Staff’s comment, the Company has revised the Form 10 to (a) remove references to the 40% to 60% contribution margin and (b) include on page 32 a reconciliation of the Company’s contribution margin and contribution margin percentage for the years ended June 30, 2023, 2022, and 2021 and for the six months ended December 31, 2023 and 2022 to its gross profit and gross profit percentage, respectively, for the same periods.

Keypath Education International, Inc.

April 4, 2024

Overview, page 1

2.	We note your statement that you are a “leading global Education Technology company.” Please provide additional support for this claim. We also note that you disclose that you partner with “leading universities,” that you have “built a market-leading Healthcare OPM offering” and that you are “one of the largest services providers for clinical and field placements having delivered over 24,000 clinical placements.” Please revise to disclose the means by which you measure these assertions. Make conforming changes throughout your filing.

Response: In response to the Staff’s comment, the Company respectfully submits that:

●	The Company operates across a range of jurisdictions and has been central in introducing or significantly expanding the postgraduate online program management (OPM) model in a number of those jurisdictions (for example, in Malaysia and Australia, respectively, as discussed below). The Company has approximately 750 employees and has operations in Australia, the U.S., Malaysia and Singapore and limited operations in the United Kingdom and Canada. See footnote 1 to the Form 10. The Company is categorized by Holon IQ (a global data platform for the climate, education and healthcare markets) as one of 18 major OPMs worldwide, with OPMs referring to companies that partner with universities to build, deliver and support technology-enabled online academic programs. Holon IQ uses analytics to generate market intelligence in discreet economic sectors (including higher education) and tracks hundreds of OPMs around the world.

o	In Australia, the Company believes it leads the competitive, postgraduate OPM landscape by partnering with 11 universities, which represents approximately 24% of the universities in Australia.

o	In Southeast Asia, the Company delivers online postgraduate higher education programs with three university partners—Singapore Institute of Management in Singapore and Sunway University and HELP University in Malaysia. The Company believes it is one of the first to offer the OPM postgraduate higher education model in these countries.

o	In the U.S., the Company delivers a diverse portfolio of healthcare-focused online higher education programs, with a particular focus on complex healthcare programs with significant clinical experience requirements, and which address key areas of need within the U.S. healthcare system, as further described below in this response.

Keypath Education International, Inc.

April 4, 2024

●	The Company partners with leading universities across our operations. The Company’s partners lead in the provision of educational excellence, social mobility and inclusion, as well as in innovation. These qualities align with the Company’s own goal of innovating to provide broader access to high quality online higher education, and in doing so, unlocking greatness in students and the ability to contribute to addressing some significant societal challenges. Rankings held by our university partners include Melbourne Business School (the #1 ranked MBA program in Australia according to the 2024 QS Global MBA Rankings, 2024), University of New South Wales (the #19 ranked university in Australia according to the 2024 QS World University Rankings) and UTS (the #9 ranked university in Australia and the #90 ranked university in the world according to the 2024 QS World University Rankings). In the U.S., the Company partners with ranked schools according to U.S. News & World Report’s list of the 2024 Best Colleges, including: Florida State University (#53 ranked National University and #23 ranked Public School), Baylor University (#93 ranked National University), Texas Women’s University (#67 – ranked in Nursing), Elmhurst University (ranked #6 Regional Universities Midwest and #7 Top Performers on Social Mobility), Ithaca College (ranked #13 Regional Universities North and #2 Most Innovative Schools) and St. Bonaventure (#17 ranked Regional Universities North and #14 ranked Most Innovative Schools).

●	The Company partners with universities in the U.S. to offer complex clinical programs that span several Healthcare fields, including social work, counseling, speech language pathology, occupational therapy, pharmacy and multiple nursing programs, including a Distance Accelerated Bachelor of Science in Nursing offered at eight partner schools. As an OPM offering these complex clinical programs, the Company has built capabilities for sourcing and securing clinical experiences and has delivered over 24,000 clinical and field placements. Accordingly, the Company has revised the Form 10 on page 1 to describe its Healthcare OPM offering as dynamic and to remove the prior reference under the heading “Our Competitive Strengths” in the Form 10 to Keypath being “one of the largest services providers for clinical and field placements.”

3.	Please disclose if any material contracts are set to expire or are subject to renegotiation in the near term, and if applicable, the effect this would have on the company. In this regard, we note your indication that OPM contracts are typically awarded on seven-to-ten year terms, resulting in relatively few contracts coming up for renewal over any given time period, which can benefit incumbent providers. Revise to clarify the duration of OPM contracts you have entered into and whether any material contracts are set to expire in the near term. Make consistent revisions in your risk factors that address this risk, such as the risk “We may be unable to retain existing university partners or attract new university partners...” and “Our revenue is concentrated...”

Response: In connection with the preparation and filing of the Form 10, the Company reviewed Item 601(b)(10) of Regulation S-K under the Exchange Act (“Regulation S-K”) and accompanying guidance and determined that the Company’s contracts with its university partners are agreements that typically accompany the type of business conducted by the Company and its subsidiaries and were “made in the ordinary course of business” as such phrase is used in Item 601(b)(10)(i) of Regulation S-K. Further, the Company believes that its contracts with its university partners do not meet any of the criteria outlined in Item 601(b)(10)(ii) of Regulation S-K. In particular, after extensive analysis, the Company concluded that its contracts with university partners do not meet the exception laid out in Item 601(b)(10)(ii)(B) of Regulation S-K because there is no single contract on which the Company’s business is heavily reliant, accounts for a significant portion of the Company’s revenue, or whose termination would materially impact the Company’s business, even though, as disclosed in the Form 10, the Company’s top ten university partners account for 65% of its revenue. Therefore, the Company has concluded that it does not have any “material contracts” as defined in Item 601(b)(10) of Regulation S-K and, thus, has no contracts that are responsive to the Staff’s comment.

Keypath Education International, Inc.

April 4, 2024

Notwithstanding the above, the Company acknowledges that, as part of the Company’s usual business cycle, it has contracts with university partners that are currently set to expire or are subject to renegotiation in the near term, which will continue to be the case on an ongoing basis. The Company manages the expiration and renegotiation of contracts with its university partners in the ordinary course of business, either by renewing contracts with its existing university partners or by replacing those partners that elect not to renew their agreements with additional university partners. New additional university partners may also be engaged as part of the Company’s ongoing business development efforts, regardless of the status of the Company’s relationships and contractual agreements with its existing university partners. Accordingly, in response to the Staff’s comment, the Company has revised its risk factor appearing on page 10 of the Form 10 under the heading “We may be unable to retain existing university partners or attract new university partners, which would have an adverse impact on our growth strategy and prospects.” The revised risk factor includes a further description of the risk that are associated with the potential loss of the Company’s university partners when a contract is set to expire or is to be renewed or renegotiated.

Intellectual Property, page 3

4.	We note your disclosure that intellectual property is integral to your business and that you protect your intellectual property under applicable laws. Please revise to disclose the duration and effects of any patents, trademarks, licenses, franchises, and/or concessions held by the company, as applicable. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its intellectual property disclosure included in the Form 10, beginning on page 3, to disclose the duration and effects of our trademarks and provide additional information concerning its licensed-in technology.

5.	Revise to elaborate upon the 2 platforms you highlight here to provide more information about the principal features of the platforms, how they are used and any other material information that would be useful to understand your business. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure to provide additional information concerning its two platforms—KeypathEDGE and the Keypath Healthcare platform—in the Form 10 on page 3 in “Item 1—Business—Intellectual Property—KeypathEDGE” and “Item 1—Business—Healthcare platform.”

Keypath Education International, Inc.

April 4, 2024

Item 1A. Risk Factors
Risks Related to Our Securities, page 27

6.	You provide risk factors associated with your CDIs and yet this registration statement is registering your Common Stock. Revise to explain how such risks are applicable to your Common Stock or revise the references so that they refer to your Common Stock, as applicable.

Response: In response to the Staff’s comment, the Company has included a cross-reference to the “Explanatory Note” at the end of the Risk Factors Summary to ensure that readers of the Form 10, including the risk factors included therein, refer to the disclosure in the “Explanatory Note” that describes the relationship between the CDIs and our Common Stock. In addition, throughout the “Risk Factors” section in Item 1A of the Form 10, we have included additional references to the CDIs and/or the Common Stock to further clarify the application of the risk factors thereto and included references to the Company’s “securities” where appropriate.

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain disputes, page 30

7.	We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised its risk factor appearing on page 30 of the Form 10 under the heading “The Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal court for the District of Delaware) will be the sole and exclusive forum for certain disputes.” The revised risk factor clarifies, among other things, that (i) pursuant to our Bylaws, if the Court of Chancery of the State of Delaware does not have jurisdiction over a matter, the federal court for the District of Delaware will be the sole and exclusive forum for certain disputes and (ii) to the extent permitted by law, the exclusive forum clause in the Company’s Bylaws could apply to actions of the type described in the Form 10 on page 30 that assert claims under U.S. federal securities laws, including the Securities Act and the Exchange Act.

Keypath Education International, Inc.

April 4, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics (Non-GAAP), page 32

8.	Your non-GAAP measure labeled “contribution margin” appears to be “contribution profit (loss)” as opposed to a “margin”. It also appears that this non-GAAP measure is more akin to a measure of GAAP gross profit or loss, and therefore appears that the measure should be reconciled to gross profit even though that is not presented on the face of your statement of operations. Please explain to us your consideration of relabeling and reconciling to gross profit.

Response: In response to the Staff’s comment, the Company notes that it has consistently reported “contribution margin” in its public disclosure in connection with its listing in Australia and believes that the meaning of the term is well understood to have the meaning set forth in the Form 10 and that the term as used by the Company is consistent with the use of the term by competitors of the Company. Further, the Company has now clarified its use of the term by including not only “contribution margin” (a dollar amount) but also “contribution margin percentage.” Additionally, the Company has revised its disclosure concerning its non-GAAP measures, beginning on page 32, and reconciled the Company’s contribution margin and contribution margin percentage for the years ended June 30, 2023, 2022, and 2021 and for the six months ended December 31, 2023 and 2022 to its gross profit and gross profit percentage, respectively, for the same periods.

9.	Please reconcile your non-GAAP measure Adjusted EBITDA to Net loss as presented in your statement of operations. Refer to Question 103.02 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has included the requested reconciliation in the Form 10 on page 33.

Critical accounting policies and estimates
Goodwill, page 48

10.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

o	the percentage by which fair value exceeded carrying value at the date of the most recent test;

o	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

o	a discussion of the degree of uncertainty associated with the assumptions; and

o	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Keypath Education International, Inc.

April 4, 2024

Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has performed a quantitative impairment test on our single reporting unit. Based on that impairment test, we do not believe we are at risk of failing the quantitative impairment test, since the fair value of our goodwill is substantially in excess of carrying value as of June 30, 2023 (the date of the Company’s most recent fiscal year end). The Company also believes that, if a quantitative impairment test were to be performed as of March 31, 2024, the end of the Company’s most recently completed fiscal quarter, the fair value of its goodwill would also exceed the carrying value by a substantial amount as of such date.

In future filings, in the event that the Company performs a quantitative annual goodwill impairment test and there is an indication that its reporting unit’s fair value does not substantially exceed its carrying value, the Company will provide the appropriate disclosures, as set out above and as required by Item 303(b)(3) of Regulation S-K, as well as add a more detailed description of the methods and key assumptions used and how the key assumptions were determined, and will disclose the percentage by which fair value exceeded carrying value at the applicable date.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 48

11.	Revise to quantify the amount of shares beneficially owned by Mr. Hoehn-Saric in the appropriate column of the table, considering the acknowledgement of his beneficial ownership in footnote (2).

Response: The Company respectfully advises the Staff that the Company has been informed by AVI Mezz Co LP that voting and investment power over the shares (including shares of the Company’s common stock underlying CDIs) held by AVI Mezz Co LP is exercised jointly by three natural persons (one of whom is Mr. Hoehn-Saric), who make voting and investment decisions by majority vote. As such, no single natural person is deemed a beneficial owner of the shares held by AVI Mezz Co LP.

The Company believes this view is consistent with the so-called “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Exchange Act, which is based on The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). As the “rule of three” is stated therein, “where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities” for purposes of Section 13(d) of the Exchange Act.

Keypath Education International, Inc.

April 4, 2024

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 62

12.	Revise to elaborate upon the material terms of the Relationship Deed you have entered into with SC Partners LP as general partner of AVI Mezz Co LP.

Response: In response to the Staff’s comment, the Company has revised the Form 10 on page 62 to disclose the material terms of the Relationship Deed that it has entered into with SC Partners LP as general partners of AVI Mezz Co LP, which includes, among other provisions, the obligations of the parties, the arm’s length terms, the Company’s obligation to provide market disclosure, and the director nomination entitlement of SC Partners LP, each of which is subject to certain conditions further elaborated on in the Form 10.

General

13.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: The Company acknowledges the Staff’s comment, including that the Form 10 will go effective automatically by lapse of 60 days after the original filing date. It is the Company’s intention to resolve all Staff comments on the Form 10 as soon as possible. If the Staff’s comments to the Registration Statement are not fully resolved within the 60-day time period, the Company may, following further discussion with the Staff, consider withdrawing the Registration Statement prior to effectiveness and filing a new Form 10 that includes changes responsive to the Staff’s comments. The Company further acknowledges its understanding that the Staff may continue to comment on the Registration Statement after it becomes effective, and, in such case, the Company will continue to work to resolve any remaining comments.

14.	We note you identified a material weakness in your internal control over financial reporting. Accordingly, please revise where applicable to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan. Ensure that your disclosure consistently acknowledges this weakness, such as where you discuss the risk “We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act...”

Response: In response to the Staff’s comment, the Company revised the disclosure under the heading “Immaterial Revisions to Previously Issued Financial Statements; Controls and Procedures” on page 32 of the Form 10, including to provide additional disclosure concerning the steps the Company has taken to remediate the material weakness, as well as the Company’s expected timeline for completing its remediation efforts.

* * * * *

Keypath Education International, Inc.

April 4, 2024

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments in the Letter. If you have any questions regarding the Form 10 or the above responses, please contact the undersigned at (847) 597-6341 or Eric.Israel@keypathedu.com or Alyse Sagalchik of our U.S. counsel, Katten Muchin Rosenman LLP, at (312) 902-5426 or Alyse.Sagalchik@katten.com.

Sincerely,

/s/ Eric Israel
Eric Israel
General Counsel

cc:	Peter Vlerick, Chief Financial Officer, Keypath Education International, Inc.

Mark Wood, Katten Muchin Rosenman LLP

Alyse Sagalchik, Katten Muchin Rosenman LLP